EXHIBIT 99.1

Student Transportation Inc. Makes Final Push for Its Annual Holiday Donation Drive

School Bus Company's Initiative Helps Those in Need Across North America With Community's Help

WALL, N.J., Nov. 26, 2013 (GLOBE NEWSWIRE) -- Holiday season is upon us and Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's premier, innovative provider of school bus transportation services, is making its final push for its annual "Driving Our Communities" initiative which began on November 1. The initiative is aimed at giving back and helping those in need throughout the communities the company serves across the United States and Canada.

Over 150 locations are accepting items from the company's employees, school employees, and residents in their area through the remainder of the holiday season. Items being collected include non-perishable food items such as canned goods, bagged or boxed foods, soups, cereals and other foods that can be stored at room temperature. Monetary donations are welcomed and other items being donated include children's coats and jackets, mittens and gloves, hats, socks as well as basic household supplies. All donations will be delivered to local organizations including food banks and shelters.

STI employees are also participating in the "Driving Our Communities" campaign by volunteering at local food banks, soup kitchens and homeless shelters as well as other non-profits. Several locations are also hosting Stuff-a-Bus donation events to collect donations to help the less fortunate within the communities that they serve.

"Not only is STI dedicated to our 'members' and the 1 million children that we transport safely to and from school each day, but we're committed to all of the folks within the communities we serve," said Patrick Vaughan, Student Transportation Inc.'s Chief Operating Officer. "We are very grateful to have wonderful employees who truly care about the children they drive to school and the communities in which they live. They allow us to say we're not just partners in the communities we serve, but we're 'part of' those communities."

For those interested in getting involved or donating items through STI's "Driving Our Communities" campaign, please contact your local STA or STC office or your school to find out more information.

About

Founded in 1997, Student Transportation Inc. is a premier and innovative provider of school bus transportation services in North America, operating more than 10,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: For more information, please contact:

         Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         invest@rideSTBus.com

         For media inquiries, please contact:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com